Exhibit 99.7

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Rio Alto Mining Limited (the “Issuer”) on Form 40-F for the period ended December 31, 2013, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alexander Black, President & Chief Executive Officer of the Issuer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Issuer.

March 28, 2014

/s/ “Alexander Black”
Alexander Black
President & Chief Executive Officer